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February 3, 2011

H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dorato Resources Inc.
Form 20-F for Fiscal Year Ended January 31, 2010
Filed August 24, 2010
File No. 000-33299

Dear Mr. Owings:

     Further to the telephonic correspondence on February 1, 2011 between Sondra Synder of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) and our counsel, Christopher Doerksen of Dorsey & Whitney LLP, we request additional time to file our responses to the comments of the Staff of the Commission set forth in letter dated January 28, 2011 relating to the above-referenced annual report. We agree to file our responses to such comments by February 28, 2011.

Sincerely,
Dorato Resources Inc.

/s/ Michael W. Kinley
Michael W. Kinley
Chief Financial Officer

cc:	Christopher Doerksen, Dorsey & Whitney LLP